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Exhibit 12.1

Cephalon, Inc.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Amounts in thousands of dollars)

	Year Ended December 31,
						Nine Months Ended Sept 30, 2003
	1998	1999	2000	2001	2002
Pre-tax income (loss) from continuing operations	(71,124)	(79,432)	(93,744)	(55,484)	62,433	82,241

Fixed charges:
Interest expense and amortization of debt discount and premium on all indebtedness	2,017	8,377	5,189	20,630	38,215	32,390
Appropriate portion of rentals	604	907	747	1,092	1,433	1,511
Preferred stock dividend requirements of consolidated subsidiaries	—	3,398	9,063	5,664	—	—

Total fixed charges	2,621	12,682	14,999	27,386	39,648	33,901

Pre-tax income (loss) from continuing operations, plus fixed charges, less preferred stock dividend requirements of consolidated subsidiaries	(68,503)	(70,148)	(87,808)	(33,762)	102,081	116,142

Ratio of earnings to fixed charges(1)	—	—	—	—	2.57	3.43

(1)
For the years ended December 31, 1998, 1999, 2000 and 2001, no ratios are provided because earnings were insufficient to cover fixed charges and fixed charges and preferred dividends, respectively.

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Cephalon, Inc. Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends